WISeKey International Holding Ltd Schedules a Conference Call to Discuss the Agenda Items of its 2021 Annual General Meeting of Shareholders

Zug, Switzerland, May 6, 2021 – WISeKey International Holding Ltd. (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that will hold a conference call on Wednesday, May 12, 2021 at 3:00 pm CET (9:00 am ET) to discuss the agenda items of the proposal our Board of Directors has recommended for shareholder approval at the 2021 Annual General Meeting of Shareholders (“AGM“), scheduled for May 25, 2021. A question and answer session will follow management’s prepared remarks.

WISeKey’s shareholders can participate in the event by registering at www.wisekey.com/agm2021.

As previously announced, due to the extraordinary situation in connection with the COVID-19 (coronavirus) pandemic, the AGM will not take place in the usual format and shareholders will not be able to attend the AGM in person. Shareholders may exercise their voting rights only by giving electronic or written voting instructions to their independent voting rights representative, as further described in the Company’s AGM notice published on April 29, 2021 and available at https://www.wisekey.com/press/wisekey-international-holding-ltd-announces-agenda-of-its-2021-annual-general-meeting-of-shareholders/.

Key item that the Board of Directors recommends shareholders to approve are:

•	The re-election of Carlos Moreira, Philippe Doubre, David Fergusson, Peter Ward, Eric Pellaton, Jean-Philippe Ladisa and Hans-Christian Boos as members of the Board, each for a term extending until completion of the 2022 AGM;

•	The re-election of Carlos Moreira as Chairman of the Board for a term extending until completion of the 2022 AGM, and the re-election of David Fergusson, Philippe Doubre and Eric Pellaton as members of the Board’s Nomination & Compensation Committee, each for a term extending until completion of the 2022 AGM;

•	The renewal and increase of the Company’s authorized share capital. Pursuant to the proposal, the Board of Directors' authority under the authorized share capital will relate to 21.5 million new Class B Shares;

•	The renewal and increase of the Company’s conditional share capital, authorizing the issuance of (1) approximately 25.1 million Class B Shares in connection with bonds, options, warrants, notes and other convertible instruments, and (2) approximately 6.3 million Class B Shares to employees, members of the Board of Directors, consultants and other persons providing services to the Company or its group companies under the Company’s equity incentive plans;

•	The maximum aggregate amount of compensation of (i) the Board for the period between the 2021 AGM and the 2022 AGM and (ii) the Company’s executive management for financial year 2022 pursuant to Swiss law and the Company’s articles of association;

•	The 2020 compensation report (advisory vote); and

•	The discharge of the members of the Board and executive management from liability for activities during fiscal year 2020.

The Company will also seek approval, among other things, of the 2020 Annual Report, including the 2020 Consolidated Audited Financial Statements.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.